                                                   May 29, 2009

VIA U.S. MAIL AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Daniel L. Gordon
Branch Chief

	Re:	SL Green Realty Corp.
Form 10-K for the year ended December 31, 2008
Filed February 27, 2009
File No. 001-13199

Dear Mr. Gordon:

Set forth below are responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") contained in your letter dated May 14, 2009 (the "Comment Letter") relating to the Annual Report on Form 10-K for the year ended December 31, 2008 (the "Form 10-K") filed by SL Green Realty Corp. (the "Registrant") on February 27, 2009, as amended, and the proxy statement filed by the Registrant on April 30, 2009 (the "Proxy Statement").  The headings and numbered paragraphs of this letter correspond to the headings and numbered paragraphs contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff's comments in italics below.

Form 10-K for the year ended December 31, 2008

Liquidity and Capital Resources, page 53

1.
Please revise your discussion of liquidity and capital resources in future filings to provide a summarized, quantitative discussion of your short and long-term liquidity needs, along with a discussion of how you plan [to] address those needs.  While this information appears to be available throughout your filing, it would be beneficial to a reader of the financial statements to be able to access this critical information in summarized form in one location.  Additionally, within this discussion, address the needs of your unconsolidated joint ventures as a whole, the financial condition of any significant joint venture partners, and how you will address the liquidity needs of these joint ventures if your JV partners are unable to provide additional required liquidity.

420 Lexington Avenue ▪ New York, NY  10170 ▪ (212) 594-2700 ▪ Fax (212) 216-1790

Mr. Daniel L. Gordon
Securities and Exchange Commission
May 29, 2009

We will revise our disclosure surrounding our liquidity and capital resources in future filings to be consistent with the presentation included in the response below, which is provided as of and for the period ended December 31, 2008.

Liquidity and Capital Resources

We are currently experiencing a global economic downturn and credit crunch. As a result, many financial industry participants, including commercial real estate owners, operators, investors and lenders, continue to find it extremely difficult to obtain cost-effective debt capital to finance new investment activity or to refinance maturing debt. In the few instances in which debt is available, it is at a cost much higher than in the recent past.

We currently expect that our principal sources of working capital and funds for acquisition and redevelopment of properties, tenant improvements and leasing costs and for structured finance investments during the next twelve months and beyond will include:

(1)	cash flow from operations;
(2)	cash on hand;
(3)	borrowings under our 2007 revolving credit facility;
(4)	other forms of secured or unsecured financings;
(5)	net proceeds from divestitures of properties and redemptions, participations and dispositions of structured finance investments; and
(6)
proceeds from issuances of common or preferred equity or debt by us or our operating partnership (including issuances of limited partnership units in the operating partnership and trust preferred securities).

Cash flow from operations is primarily dependent upon the occupancy level of our portfolio, the net effective rental rates achieved on our leases, the collectability of rent and operating escalations and recoveries from our tenants and the level of operating and other costs.  Additionally, we believe that our joint venture investment programs will continue to serve as a source of capital.

Our combined aggregate principal maturities of our property mortgages, corporate obligations and our share of joint venture debt, including as-of-right extension options, as of December 31, 2008 are as follows (in thousands):

	2009	2010	2011	2012	2013	Thereafter	Total
Property Mortgages	$28,124	$134,252	$266,223	$159,538	$451,272	$1,551,948	$2,591,357
Corporate obligations	200,000	---	150,000	1,389,067	---	1,285,949	3,025,016
Joint venture debt	55,265	459,944	171,285	34,192	1,677	1,211,270	1,933,633
Total	$283,389	$594,196	$587,508	$1,582,797	$452,949	$4,049,167	$7,550,006

Mr. Daniel L. Gordon
Securities and Exchange Commission
May 29, 2009

As of December 31, 2008, we had approximately $726.9 million of cash on hand. In December 2008, we reduced the dividend on our common stock from an annualized rate of $3.15 per share to $1.50 per share, and may reduce it further in the future. In addition, we expect to generate positive cash flow from operations for the foreseeable future. We also have the ability to access private and public debt and equity capital when the opportunity presents itself. Management currently believes that these sources of liquidity, along with potential refinancing opportunities for secured debt and continued repurchases of our senior unsecured notes at discounted prices, will allow us to satisfy our debt obligations, as described above, upon maturity, if not before.

We also have investments in several real estate joint ventures with various partners who we consider to be financially stable and who have the ability to fund a capital call when needed. Most of our joint ventures are financed with non-recourse debt. We believe that property level cash flows along with unfunded committed indebtedness and proceeds from the refinancing of outstanding secured indebtedness will be sufficient to fund the capital needs of our joint venture properties.

2.	In addition, please provide disclosures regarding Citigroup's recent financial problems and their potential impact on your liquidity and future operations.

The Registrant continuously monitors the financial condition of our largest tenant, Citigroup, including, but not limited to, by means of regular meetings with senior executives of Citigroup to discuss its capital position, operations, employee base, tenancy and overall real estate operations.  Until such time as we believe that Citigroup's financial problems have been mitigated, we will provide the following disclosure in our future filings.

We continue to monitor closely the financial viability of our largest tenant, Citigroup, which accounts for approximately 9.4% of our annualized rent, paying particular attention to the potentially negative effects of its capital position and reductions in its headcount on its tenancy in our portfolio.  During 2008, Citigroup benefited from substantial U.S. government financial investment, as noted in its Annual Report on Form 10-K for the twelve months ended December 31, 2008.  This included (i) raising an aggregate $45 billion in capital through the sale of Citigroup non-voting perpetual, cumulative preferred stock and warrants to purchase common stock issued to the U.S. Department of the Treasury, (ii) entering into a loss-sharing agreement with various U.S. government entities covering $301 billion of Citigroup assets, and (iii) issuing $5.75 billion of senior unsecured debt guaranteed by the Federal Deposit Insurance Corporation.  In 2009, Citigroup announced an exchange offer of its common stock for up to a total of $27.5 billion of its existing preferred securities and trust preferred securities and subsequently expanded the exchange offer by $5.5 billion to a total of $33 billion.  The U.S. government will also participate in the exchange offer in an amount equal to the participation of all other investors, up to a maximum of $25 billion of the Citigroup preferred stock held by it. All remaining preferred stock held by the U.S. government that is not converted to common stock in the exchange offer will be

Mr. Daniel L. Gordon
Securities and Exchange Commission
May 29, 2009

exchanged for newly issued 8% trust preferred securities. This transaction could materially increase the Tier 1 capital of Citigroup from $22.1 billion at March 31, 2009 to as much as $86.2 billion.

We believe that these actions by Citigroup and the U.S. government have served to bolster Citigroup's viability as a tenant and significantly mitigated its short term capital needs.  In addition, while Citigroup has reduced its overall employee base, it has begun to relocate personnel from other New York City properties not owned by us into the two properties where we have the largest exposure to Citigroup, 388-390 Greenwich Street and One Court Square.  Both of these properties are held in joint ventures, however, thereby reducing our exposure to Citigroup from what it would have been had we been the sole owner of these properties. These actions help assure us that Citigroup will continue to be a meaningful contributor to our operating cash flow in the future.

3.	In your response for the above two comments please include your proposed disclosures, relating to your liquidity section, that will be included in future filings.

We will include disclosures similar to those presented in Responses 1 and 2 above.

Consolidated Statements of Income, page 74

4.
Please tell us how you determined it was appropriate to exclude the write down of your equity method investment in Gramercy from Income from continuing operations before gain on sale, minority interest and discontinued operations.  It appears that the write down should be recorded above this subtotal, along with equity in net income from unconsolidated joint ventures.

At December 31, 2008, management determined that it was appropriate to write our common equity investment in Gramercy Capital Corp. (NYSE: GKK), or Gramercy, down to its market value of approximately $8.0 million because the investment was determined to be other than temporarily impaired.  This investment was accounted for under the equity method and classified as an investment in unconsolidated joint ventures on our balance sheet.  As a result of the other than temporary impairment, we recorded a one-time write-down of approximately $147.5 million during the three month period ended December 31, 2008.  Accordingly, management concluded that the write-down should be included in income from continuing operations. However, we believe the write-down was unusual and akin to the sale of an equity investment at a loss, and not part of our equity in net income from our joint ventures.  Accordingly, we believe it is more transparent to the reader of these financial statements to include the write down as a separate line item in the income statement in the same manner as gains and losses on the sales of other equity investments and gains or losses on the early extinguishment of debt.

Mr. Daniel L. Gordon
Securities and Exchange Commission
May 29, 2009

Form 10-K/A for the period ended December 31, 2008, filed April 28, 2009

5.
We note from your filing that you have determined Rock-Green, Inc. to be a significant subsidiary under Rule 1-02(w) of Regulation S-X, yet it does not appear there are any disclosures related to Rock-Green, Inc. within your Form 10-K.  Please tell us how you determined this joint venture was a significant subsidiary, and include detailed information related to this joint venture in future filings, or tell us where the disclosures are included.

We note that pursuant to Rule 1-02(w) of Regulation S-X,  a significant subsidiary generally includes a subsidiary where the registrant's and its other subsidiaries' (i) investments in and advances to the subsidiary exceed 10 percent of the total assets of the registrant and its subsidiaries; (ii) proportionate share of the total assets of the subsidiary exceeds 10 percent of the total assets of the registrant and its subsidiaries; or (iii) equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exclusive of amounts attributable to any noncontrolling interests exceeds 10 percent of such income of the registrant and its subsidiaries. Rock-Green, Inc. was deemed to be a significant subsidiary of the Registrant in 2008 based on the net income test.  In 2007, Rock-Green did not satisfy any test for determination of a significant subsidiary, and it is not expected to satisfy any such test in 2009 or future periods.  In 2008, solely due to the write down of our equity investment in Gramercy, which was included in income from continuing operations as a loss on equity investment in marketable securities (see response 4 above), our income from continuing operations was reduced to a level at which the equity in net income contribution from Rock-Green exceeded 10%.  In accordance with Rule 4-08(g) of Regulation S-X we have included disclosures in our financial statements for Rock-Green and all of our unconsolidated joint ventures on an aggregated basis.  Rule 4-08(g) requires summarized financial statement disclosures as described in Rule 1-02 (bb) (i) and (ii) of Regulation S-X. The required disclosures, which include Rock-Green, are included in Note 6 to the financial statements. Ownership information and property leverage are also disclosed in Note 6 to the financial statements.

Proxy Statement filed April 30, 2009

Executive Compensation, page 18

How We Determine Executive Compensation, page 19

6.
Please refer to Release 33-8732A, Section II.B.1.  As noted therein, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers.  In future filings, please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.  For example, we note that Mr. Green received an increase in cash bonuses of 6% while the cash bonuses awarded to other officers decreased by

Mr. Daniel L. Gordon
Securities and Exchange Commission
May 29, 2009

37%. We also note that there is a significant difference is actual cash and stock bonuses awarded to each officer. Please see Item 402(b) (2)(vii) of Regulation S-K.

We confirm that in future filings we will explain the reasons for the differences in the amounts of compensation awarded to individual named executive officers.  In this regard, we note that any differences in compensation awarded to our named executive officers generally are a function of the executive's position and authority, as well as the Compensation Committee's subjective evaluation of the executive's relative value and contribution toward the Company's achievement of its various operational and financial objectives.

7.	We note that you have set your policies by looking at the policies of RiskMetrics Group and other governance groups. Please identify the other groups. Please see Item 402(b) of Regulation S-K.

We note that you review compensation paid to executive officers of your peer group.  To the extent you awarded compensation to an executive officer that was above or below the median of those in your peer group, please identify the officer and tell us why you awarded compensation to the officer at a level that was above or below the median.

In addition to RiskMetrics Group, our Compensation Committee reviewed the policies of Glass Lewis & Co. and Egan-Jones Proxy Services.

Peer group information is not utilized by our Compensation Committee in a mechanistic or formulaic manner.  As noted on page 20 of the Proxy Statement, "peer groups are used only as a point of reference; our Compensation Committee does not specifically target a percentile or range of percentiles when determining executive compensation."  As a result, while the compensation awarded to each of Marc Holliday, Andrew Mathias and Gregory F. Hughes for 2008 was above the 2008 median of those in our peer group and the compensation awarded to each of Stephen L. Green and Andrew S. Levine for 2008 was below the 2008 median of those in our peer group, such relationships are not due to any determination by the Compensation Committee to target compensation in any particular relationship to the peer group.  Thus, we are unable to explain why the compensation awarded to our named executive officers for 2008 bore a particular relationship to the median of the peer group.  In future filings, we will indicate how our executives were paid in relation to their peer group and if, contrary to our current practice, our Compensation Committee targets compensation in terms of a particular relationship to the median of the peer group, we also will indicate why our executives were awarded compensation at a level that was above or below such median.

What our Compensation Program is Designed to Reward, page 21

8.
For each executive officer, please disclose the individual performance goals that are applicable to each named executive officer when determining their bonus payments and how they compared to actual results.  Refer to Item 402(b)(2)(vii) of Regulation S-K.

Mr. Daniel L. Gordon
Securities and Exchange Commission
May 29, 2009

As noted on page 22 of the Proxy Statement, "the Compensation Committee does not set specific fixed targets that entitle the named executive officers to formulaic bonuses."  However, "the named executive officers are made aware, at the beginning of the year, of the business objectives and goals the Committee will consider when evaluating corporate and individual performance and determining annual incentive awards."  These performance criteria are listed on page 22 of the Proxy Statement.  There were no individual performance targets or goals for any of our named executive officers for 2008.  In future filings, we will either confirm that no individual performance targets or goals existed for any of our named executive officers, or, if such targets or goals did exist, we will describe them.

Long-Term Equity Incentives, page 23

9.
We note that the Outperformance awards may be accelerated upon achieving performance levels that trigger acceleration provisions.  Please disclose the performance levels that would trigger acceleration.

As of December 31, 2008, none of the outstanding awards under our Outperformance Plans are subject to acceleration.  Awards under our Outperformance Plans are keyed to total return to stockholders, or TRS.  As we state on page 23 of the Proxy Statement, the goals relating to TRS have been attained under our 2003 and 2005 Outperformance Plans, and as we state on page 18 of the Proxy Statement, our named executive officers' interests in the 2006 Outperformance Plan have been cancelled.

Circumstances that would give rise to acceleration under the 2005 Outperformance Plan were described on page 55 of the proxy statement relating to our 2007 annual meeting, as follows:

Participants in our 2005 Outperformance Plan were to share in a "performance pool" if our total return to stockholders for the period from December 1, 2005 through November 30, 2008 exceeded a cumulative total return to stockholders of 30% during the measurement period over a base share price of $68.51 per share. The size of the pool was to be 10% of the outperformance amount in excess of the 30% benchmark, subject to a maximum dilution cap equal to the lesser of 3% of our outstanding shares and units of limited partnership interest as of December 1, 2005 or $50.0 million. In the event the potential performance pool reached this dilution cap before November 30, 2008 and remained at that level or higher for 30 consecutive days, the performance period was to end early and the pool was to be formed on the last day of such 30-day period.

As described on page 24 of the Proxy Statement and page 55 of the proxy statement relating to our 2007 annual meeting, in June 2006, our Compensation Committee determined that under the terms of the 2005 Outperformance Plan, the performance

Mr. Daniel L. Gordon
Securities and Exchange Commission
May 29, 2009

period had accelerated because the Company had achieved the total return to stockholder thresholds set forth in the plan.

If, in the future, awards that have the potential for acceleration are granted, we will disclose the criteria for such acceleration.

Comparison of 2008 and 2007 Total Direct Compensation, page 27

10.
We note that you did not include the value of perquisites in the table on page 28.  Please explain why these amounts were omitted from the table and, in future filings, please include these amounts.  Also, revise the summary compensation table to include a footnote to the table that identifies and quantifies perquisites and personal benefits as required under Item 402(c)(ix)(A) and Instruction 4 of Regulation S-K.  Please tell us how you intend to comply.

Generally, perquisites were not included in the table on page 28 because our Compensation Committee does not view perquisites, such as an automobile allowance, as a component of "Total Direct Compensation."  However, the amount of the tax gross-up on the vesting of stock awards was specifically included in arriving at "Total Direct Compensation" because, as indicated  in footnote 1 to the table, that gross-up is taken into account in determining the value of stock bonuses.  The table on page 28 is included as part of our Compensation Discussion and Analysis, and is supplemental to the Summary Compensation Table required by Item 402 of Regulation S-K.  The Summary Compensation Table appears on page 32 of the Proxy Statement, and footnote 4 to the Summary Compensation Table identifies and quantifies perquisites and personal benefits (including tax gross-ups) as required under Item 402(c)(ix)(A) and Instruction 4 of Regulation S-K.  In future filings where a table of the type set forth on page 28 is used, we will clarify that while "Total Direct Compensation" includes tax gross-ups (if any), it does not include other perquisites.

LTIP Units, page 29

11.	Please tell us what you mean by the phrase "book-up event." Please include this disclosure in future filings.

We will include a definition of "book-up event," similar to the following, in our future filings:   Under the terms of our operating partnership agreement and applicable federal tax regulations, a book-up event generally includes:  (i)  the acquisition of an additional interest in our operating partnership by any new or existing partner in exchange for more than a de minimis capital contribution, including our acquisition of units in connection with the issuance of shares of stock; (ii)  the distribution by our operating partnership to a partner of more than a de minimis amount of property as consideration for an interest in our operating partnership, including redemptions of common units for cash by our operating partnership and redemptions of units in connection with repurchases of common stock for cash by us; and (iii) the liquidation of our operating partnership.

Mr. Daniel L. Gordon
Securities and Exchange Commission
May 29, 2009

Gramercy Capital Corp. Equity Awards, page 30

12.
We note that compensation was paid to your executive officers by Gramercy.  It is not clear that these amounts have been included in your summary compensation table.  Please confirm that these amounts are included in accordance with Item 402(a)(2).  If not, please provide this disclosure in future filings and tell us how you intend to comply or tell us why you believe this is not applicable.

Gramercy Capital Corp. is not a subsidiary of the Registrant, and therefore any awards by Gramercy to individuals who are also our executive officers are appropriately reflected in Gramercy's proxy statement, as we note on page 30 of the Proxy Statement.  In this regard, we note that our interest in Gramercy has never exceeded 25% of the outstanding common stock of Gramercy, and as of December 31, 2008 was approximately 12.5%, and that the members of Gramercy's Compensation Committee are independent of the Registrant.

Potential Payments upon Termination or Change-in-Control, page 36

13.
We note your disclosure that the types of events constituting Cause, Good Reason, disability and a Change-in-Control differ for each officer.  Please tell us, and disclose in future filings, the definitions of these events for each executive officer.

The definitions of the events constituting Cause, Good Reason, disability and Change-in-Control differ only in immaterial ways among our named executive officers.  We believe that any attempt to include individualized definitions in future proxy statements will not add to our stockholders' understanding of these arrangements.  Moreover, we note that each employment agreement with our named executive officers has been publicly filed.

In future filings, we will include a generalized summary of these definitions applicable to all of our named executive officers, which will be substantially similar to the summary below.

A change in control generally occurs when: (A) any person or entity (together with their affiliates or associates) either directly or indirectly becomes the owner of securities of the Company representing 25% or more of our outstanding shares, or has the power to vote these shares (in either case other than as a result of a purchase directly from the Company); (B) the Company's board of directors does not have a majority of members who were either directors of the Company at the beginning of any 24 month period or who were approved by a majority of such directors; or (C) our stockholders approve any of the following: (i) a consolidation or merger following the consummation of which our stockholders would own less than 50% of the voting securities of the resulting entity, (ii) a sale or other transfer of substantially all of the Company's assets where our stockholders own less than 50% of the resulting entity, or (iii) our liquidation or dissolution.

Mr. Daniel L. Gordon
Securities and Exchange Commission
May 29, 2009

Disability generally means incapacity due to physical or mental illness that results in the executive being incapable of performing his duties on a full time basis for a specified period.

Cause generally means an executive's (A) engaging in conduct which is a felony; (B) material breach of restrictive covenants; (C) willful misconduct of a material nature or gross negligence with regard to the Company; (D) material fraud with regard to the Company; or (E) failure to competently perform his duties (it being understood that, for this purpose, the manner and level of the executive's performance shall not be determined based on our financial performance).

Good Reason generally means the occurrence of one of the following events:  (A) a material change in duties, responsibilities, status or positions, (B) a failure by us to pay compensation when due, which is not promptly cured, (C) a material breach by us of any provision of the agreement, which is not promptly cured, (D) a requirement that the executive relocate outside of the New York City metropolitan area, or (E) a material reduction in compensation.  In addition, any termination within a reasonable time (generally 18 months) following a change in control will be deemed to constitute good reason.

*   *   *   *

In accordance with your request, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K or Proxy Statement; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *

If you have any questions with respect to the foregoing, please contact me at (212) 216-1678 or Andrew Levine, Esq., our General Counsel, at (212) 216-1615.

Very truly yours,

SL GREEN REALTY CORP.

By:	/s/ Gregory F. Hughes
Gregory F. Hughes
Chief Financial Officer